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                                February 24, 2021

       Rohit Bhagat
       Chief Executive Officer
       FinTech Evolution Acquisition Group
       c/o 1345 Avenue of the Americas
       New York, NY 10105

                                                        Re: FinTech Evolution
Acquisition Group
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 23,
2021
                                                            File No. 333-252969

       Dear Mr. Bhagat:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed February 23, 2021

       Exhibits

   1.                                                   Paragraph (a)(ii) of
Exhibit 5.1 refers to an incorrect ratio of warrants per unit. Please file a revised opinion.
   2.                                                   Section 9.3(ii) of
Exhibit 4.4 indicates that the federal district courts of the United States are the sole and
exclusive forum for claims arising under the Securities Act, contrary to your disclosure on
pages 71-72, which indicates that the courts of the State of New York are also permitted to
hear claims arising under the Securities Act. Please reconcile.
 Rohit Bhagat
FirstName LastNameRohit   Bhagat
FinTech Evolution Acquisition Group
Comapany24,
February  NameFinTech
             2021       Evolution Acquisition Group
February
Page 2 24, 2021 Page 2
FirstName LastName
       You may contact Heather Clark at (202) 551-3624 or Martin James at (202) 551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Erin Purnell at (202) 551-3454 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Douglas Ellenoff